Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

June 4, 2019

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed April 1, 2018

File No. 001-38125

Ladies and Gentlemen:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter dated May 30, 2019, relating to the above-captioned Annual Report on Form 10-K (“Form 10-K”). Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 34

1. You disclose you do not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the SEC for newly public companies. Please note this transition pertains to only the first Form 10-K filed after the initial public offering. Please amend your filing to include the information required by Item 308(a) of Regulation S-K in regard to management's annual report on internal control over financial reporting.

We have revised the disclosure in the Form 10-K as requested.

*************

Securities and Exchange Commission

June 4, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Brian Ross

Brian Ross

cc:	Mr. Chris Mitchell